Silexion Therapeutics Corp
12 Abba Hillel Road

Ramat Gan, Israel 5250606

Telephone: +972-3-756-4999

June 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Jason Drory

Re:	Silexion Therapeutics Corp
Registration Statement on Form S-3
Filed June 12, 2026 SEC File Number 333-296739

Dear Mr. Drory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silexion Therapeutics Corp hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 9:00 a.m., Eastern Time on Thursday, June 18, 2026, or as soon as practicable thereafter.

Please contact Gary Emmanuel, Esq., Greenberg Traurig, LLP, our U.S. legal counsel, at (212) 801-9337 or Gary.Emmanuel@gtlaw.com, or Jonathan M. Nathan, Adv., Meitar Law Offices, our outside (Israeli) legal counsel, at +972-52-312-5574 or jonathann@meitar.com, with any questions, and please notify either of them when this request for acceleration has been granted.

Sincerely,

/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

CC:	Mirit Horenshtein Hadar
Silexion Therapeutics Corp

Gary Emmanuel, Esq.
Greenberg Traurig, LLP

Jonathan M. Nathan, Adv.
Meitar Law Offices